Exhibit 14.1

ASPECT COMMUNICATIONS CORPORATION
Code of Ethics for Financial Managers

This Code of Ethics for Financial Managers (the “Code”) applies to the Chief Executive Officer and the Chief Financial Officer, who is also the principal accounting officer (collectively, the “Financial Managers”) of Aspect Communications Corporation.

Aspect expects the highest possible ethical conduct from its principal executive, financial and accounting officers. Your full compliance with this Code and with Aspect’s Standards of Business Conduct is mandatory. You are expected to foster a culture of transparency, integrity and honesty, and to ensure that those officers and employees reporting to you also fully comply with Aspect’s Standards of Business Conduct.

Aspect has designated the General Counsel as Compliance Officer to administer this Code. Financial Managers may, at their discretion, make any report or complaint provided for in this Code to the Compliance Officer. The Compliance Officer will refer complaints submitted, as appropriate, to the Board of Directors or an appropriate Committee of the Board.

Compliance with Applicable Laws

All Financial Managers of Aspect are expected to comply with both the letter and spirit of all the laws, rules and regulations of the U.S. and other countries, and the states, counties, cities and other jurisdictions, applicable to Aspect or its business.

If you fail to comply with such laws, rules and regulations, or any requirement of this code, you will be subject to disciplinary measures, up to and including immediate termination of your employment.

Conflicts Of Interest

A “conflict of interest” between a Financial Manager and Aspect may exist whenever the private interests of a Financial Manager conflict in any way (or even appear to conflict) with Aspect’s interests. A conflict situation can arise when a Financial Manager takes actions or has interests that may make it difficult to perform his or her Aspect work objectively. Conflicts of interest may also arise when a Financial Manager, or a member of his or her family, receives improper personal benefits as a result of his or her position at Aspect, whether received from Aspect or a third party. Loans to, or guarantees of obligations of, Financial Managers and their family members may create conflicts of interest. Federal law prohibits loans to directors and executive officers, or material modifications to existing loans, as of July 30, 2002. In addition, it is almost always a conflict of interest for an Aspect officer to work simultaneously for a competitor, customer or supplier.

Reporting Any Illegal Or Unethical Behavior

Any Financial Manager who believes that a violation of this Code or other illegal or unethical conduct by any employee, officers or director has occurred or may occur should promptly contact a supervisor, a corporate officer, or the Compliance Officer. Such reports may be made confidentially or anonymously. Confidentiality will be protected, subject to applicable law, regulation or legal proceedings.

Public Company Reporting

Financial Managers are responsible for providing, or causing to be provided, full, fair, accurate, timely and understandable disclosure in reports and documents that the Company files with or submits to the SEC and in other public communications.

Amendment, Modification and Waiver

This Code may be amended, modified or waived by the Board of Directors, subject to the disclosure and other provisions of the Securities Exchange Act of 1934, and the rules thereunder and the applicable rules of the Nasdaq National Market.

Any request for a waiver of any provision of the Code must be in writing and addressed to the Compliance Officer. Any waiver of the Code, will be promptly publicly disclosed by a method selected by the Board of Directors in conformity with applicable SEC rules.